UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 1, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
The following document is being submitted herewith:
•	Press Release dated February 23, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 1, 2011	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge Files 2010 Year End Disclosure Documents
CALGARY, ALBERTA February 23, 2011 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) has filed its Annual Information Form, audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2010 with Canadian securities regulatory authorities. Enbridge has also filed its Form 40-F for the year ended December 31, 2010 with the United States Securities and Exchange Commission.
Copies of these documents are available electronically at www.sedar.com (Canadian filings) or www.sec.gov (U.S. filings), or the Company’s website at www.enbridge.com/investorfilings . Printed copies of the Consolidated Financial Statements and Management’s Discussion and Analysis are available on request by calling 1-800-481-2804 or writing the Company’s Investor Relations department at:
Enbridge Inc.
Investor Relations
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Enbridge’s Notice of Annual and Special Meeting and Management Information Circular are expected to be mailed to Enbridge common shareholders at the end of March. Enbridge’s Annual and Special Meeting of Shareholders will be held at 1:30 p.m. Mountain Daylight Savings Time on Wednesday, May 11, 2010 in the Ballroom at the Metropolitan Conference Centre, Calgary, Alberta. A live audio webcast of the meeting will be available at www.enbridge.com
About Enbridge
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Guy Jarvis
Investment Community
(403) 231-5719
Email: guy.jarvis@enbridge.com
Website: www.enbridge.com